FILE No.
82-4221

SUPPL

OKALLA CORP.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
December 31, 2007

(Presented in U.S. Dollars)

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

4303 9th Street S.E.
Calgary, Alberta
T2G 3C8

Phone: (403) 537-9940
Fax: (403) 265-3286
Website: www.okalla.com

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at December 31, 2007 nor the unaudited interim consolidated statements of operations and cash flows for the periods ended December 31, 2007 and December 31, 2006.

Okalla Corp.
Interim Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

	December 31 2007	September 30 2007
Assets		
Current assets		
Cash and cash equivalents	$ 6,245	$ 7,142
Accounts receivable	446	1,252
Prepaid expenses and other	12,169	19,133
	18,860	27,527
Intangible assets	1	1
Property, plant and equipment	21,794	23,046
	$ 40,655	$ 50,574
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 193,621	$ 163,521
Loan payable (Note 2)	101,200	100,370
	294,821	263,891
Shareholders' Deficiency		
Common shares (Note 3)	1,636,515	1,636,515
Preferred shares (Note 3)	824,698	824,698
Cumulative translation adjustment	(69,856)	(69,856)
Contributed surplus (Note 3)	808,589	808,589
Deficit	(3,454,112)	(3,413,263)
	(254,166)	(213,317)
	$ 40,655	$ 50,574

Continuance of Operations (Note 1)
See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

"Gregory Smith" Director "Clyde Beattie" Director

Okalla Corp.
Interim Consolidated Statements of Operations and Deficit
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

	Three months ended December 31, 2007	2006
Revenue	$ -	$ 37,630
Expenses		
General and administrative	37,646	208,763
Project and systems operation	-	48,976
Stock exchange and transfer agent fees	1,689	1,917
Amortization	1,252	1,460
	40,587	261,116
	(40,587)	(223,486)
Other Income and Expenses		
Gain (Loss) on foreign currency translation	(622)	1,612
Other income	351	-
Interest income	9	2,455
	(262)	4,067
Net and comprehensive loss	(40,849)	(219,419)
Deficit – Beginning of period	(3,413,263)	(3,009,509)
Deficit – End of period	$ (3,454,112)	$ (3,228,928)
Net and comprehensive loss per share – basic and diluted	$ 0.00	$ 0.00
Weighted average shares outstanding – basic and diluted	90,924,085	90,114,085

See accompanying notes to consolidated financial statements.

Okalla Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

	Three months ended December 31, 2007	2006
Cash provided by (used in)		
Operating activities		
Loss from operations	$ **(40,849)**	$ (219,419)
Items not affecting cash		
Amortization	**1,252**	1,460
Stock based compensation (Note 3)	**-**	-
Gain/loss on foreign currency translation	**622**	(1,612)
	(38,975)	(219,571)
Net change in non-cash working capital items	**37,871**	(5,371)
	(1,104)	(224,942)
Effect of foreign exchange on cash	**207**	(2,461)
Decrease in cash and cash equivalents	**(897)**	(227,403)
Cash and cash equivalents – Beginning of period	**7,142**	407,396
Cash and cash equivalents – End of period	$ **6,245**	$ 179,993
Interest received	$ **9**	$ 2,455

See accompanying notes to consolidated financial statements.

(All amounts in US Dollars unless otherwise stated)

1 Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, which have not been reviewed by the Corporation's auditors, should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The interim consolidated financial statements follow the same accounting policies and methods of computations as the audited consolidated financial statements for the year ended September 30, 2007.

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., a corporation incorporated in Alberta, an internet-based billing transaction processor which became the Corporation's principal operations. The change in current market conditions for high-risk payment processors in North America brought on by the United States Government's prosecution of gaming related high-risk transaction processing caused the Corporation to conduct a thorough review of the Probilling operations and the suspension of the operations of Probilling effective January 24, 2007. As Probilling represented the Corporation's active operations, the Corporation, subsequent to suspension of the Probilling operations had no remaining active business operations.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. There is substantial doubt regarding the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support ongoing operations. The Corporation has incurred continued losses and significant working capital deficiencies. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to acquire an active line of business. The Corporation has no agreements in place for additional financing at this time except for the financing in conjunction with the proposed amalgamation. See Note 6. These financial statements do not include adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Loan payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement whereby they borrowed $90,000 CDN ($91,080 USD at December 31, 2007), from parties related to the Corporation by virtue of being directors, officers and shareholders and $10,000 CDN ($10,120 USD at December 31, 2007) from an unrelated party, for a total loan of $100,000 CDN ($101,200 USD at December 31, 2007). This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the Corporation's subsidiaries. The carrying value of the secured assets is $1,843 CDN.

(All amounts in US Dollars unless otherwise stated)

3 Share capital and contributed surplus

a) Authorized

Unlimited number of common shares without par value.
Unlimited number of non-voting preferred shares without par value.

b) Issued

	Common Shares		Preferred Shares		Contributed Surplus
	Number of Shares	Amount	Number of Shares	Amount	Amount
Balance, December 31, 2007	90,924,085	$1,636,515	9,140,638	$824,698	$808,589

The holders of the Preferred Shares issued are entitled to receive payments of non-cumulative cash dividends if declared by the directors of the Corporation. The non-cumulative cash dividends have an annual dividend rate of 8%. The Preferred Shares issued are convertible to units at an ascribed price of $0.09 ($0.10CDN) per Unit. Each Unit will consist of one Common Share and one Common Share purchase warrant. Each Warrant will be exercisable into one Common Share at an exercise price of $0.11 ($0.12CDN) per Common Share for a period of one year from the date of issuance of the Warrant.

c) Options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance to directors, officers, employees or consultants. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Corporation. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time.

Options outstanding and exercisable at December 31,

	Number of options		
Expiry date	2007	2006	Exercise Price
March 8, 2007	-	2,300,000	$0.09 ($0.10CDN)
March 8, 2011	3,150,000	5,300,000	$0.16 ($0.18CDN)
June 12, 2011	950,000	950,000	$0.25 ($0.28CDN)
July 13, 2011	-	20,000	$0.19 ($0.21CDN)
	4,100,000	8,570,000	

(All amounts in US Dollars unless otherwise stated)

At December 31, 2007, the weighted average contractual life is 3.245 years (2006 – 3.075 years).

Option transactions:

	Number of options	Weighted average exercise price
Balance – September 30, 2007	4,100,000	$0.18 ($0.20CDN)
No transactions	-	-
Balance – December 31, 2007	4,100,000	$0.18 ($0.20CDN)

d) Escrow shares

At December 31, 2007, there were no remaining common shares held in escrow (2006 – 3,097,912).

e) Earnings (loss) per share

Earnings (loss) per share are computed on the basis of the weighted average number of shares outstanding during the year. Under the treasury method the employee stock options and convertible debenture were not dilutive.

4 Related party transactions

During the three months ended December 31, 2007, the Corporation paid or accrued $14,110 (2006 - $19,511) in accounting and administration fees and Nil (2006 - $38,000) in consulting and management fees to companies related by virtue of common directors. The accounting and administration fees are related to the ongoing administration of the Corporation and consulting and management fees were related to the Probilling operations which have been suspended as of January 24, 2007. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

5 Comparative figures

Certain comparative figures have been reclassified to conform to the financial presentation adopted in the current year.

6 Subsequent event

a) On July 16, 2007 the Corporation entered into a letter of intent for the Proposed Amalgamation with Racing Around Wholesale, Inc., a North American distributor of licensed sports merchandise based in Nova Scotia. Racing Around Wholesale, Inc. is a privately held company incorporated under the laws of Nova Scotia which is engaged in the sale and distribution of quality licensed sports apparel and accessories with trademarked logos and images focusing on the sports of auto racing, hockey, football, basketball and baseball throughout the North American marketplace.

(All amounts in US Dollars unless otherwise stated)

Pursuant to the terms of the Proposed Amalgamation, the holders of common shares of the Corporation ("Common") will receive one common share in the capital of Amalco ("Amalco Shares") for every 9.7 Common share held; the holders of preferred shares of the Corporation ("Preferred") will receive one Amalco Share for every 1.9 Preferred share held; the holders of common shares of Racing Around Wholesale, Inc. ("Racing Around Share") will receive 240,000 Amalco Shares for every one Racing Around Share; the holders of Class A preferred shares of Racing Around ("Racing Around Class A Preferred Share") will receive 130 Amalco Shares for every one Racing Around Class A Preferred Share; and the holders of Class B preferred shares of Racing Around ("Racing Around Class B Preferred Share") will receive 70 Amalco Shares for every one Racing Around Class B Preferred Share.

b) In conjunction with the Proposed Amalgamation, the Corporation on November 23, 2007 entered into an agency agreement whereby, subject to financing, a minimum offering of $400,000 to a maximum of $500,000 is to be raised by a private placement of units. Each unit is comprised of one common share ("Common Share") and one-half common share purchase warrant ("Warrant") at a price of $0.40CDN per Unit. Each full Warrant will entitle the holder to purchase one Common Share at an exercise price of $0.50CDN per share. The Warrants will be exercisable 18 months from the date of closing.

OKALLA CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2007
ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year-ended September 30, 2007 and related notes thereto. The Company had changed its reporting currency from Canadian dollars to US dollars effective March 1, 2006 as a result of the acquisition of Probilling Inc.

The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is February 27, 2008.

Forward Looking Statements
This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as February 27, 2008. Expect for statements of fact relating to the Company certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further in Note 11, "Risks", below. The Company disclaims any intention and assumes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

1) Principal Business of the Company
On March 1, 2006, the Company acquired all of the issued and outstanding shares of Probilling Inc., a corporation incorporated in Alberta, an internet-based billing transaction processor which became the Company's principal operations. The change in current market conditions for high-risk payment processors in North America brought on by the United States Government's prosecution of gaming related high-risk transaction processing caused the Company to conduct a thorough review of the Probilling operations and the suspension of the operations of Probilling effective January 24, 2007. As Probilling represented the Company's active operations, the Company, subsequent to suspension of the Probilling operations, had no remaining active business operations.

2) Operating Results
Three months ended December 31, 2007 compared to the three months ended December 31, 2006
The Company had a net and comprehensive loss from continuing operations of $40,849 in the three months ended December 31, 2007 versus net and comprehensive loss from continuing operations of $219,419 in the comparative period. The more significant variances are summarized below:

	Three Months Ended Dec 31, 2007	Three Months Ended Dec 31, 2006	Variance Positive (Negative)	
Revenue	$ -	$37,630	$ (37,630)	1
General and administrative expenses	(37,646)	(208,763)	171,117	2
Other revenue and expense items	(3,203)	(48,286)	45,083	2
Net and comprehensive loss	$ (40,849)	$ (219,419)	$ 178,570	

Details of significant variances:
1. The decrease in revenue is a result of the suspended operations of the Probilling Inc. business.
2. The decrease in general and administrative expenses and other revenue and expense items is due to the suspended operations of the Probilling Inc. business

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended December 31, 2007 and December 31, 2006:

	Three Months Ended Dec 31, 2007	Three Months Ended Dec 31, 2006
Professional fees	$ 15,818	$ 15,804
Corporate Administration	12,306	37,510
Consulting fees	-	95,732
Salaries	-	29,123
Bank charges and interest	1,559	1,812
Travel and Promotion	906	8,838
Office	173	15,994
Insurance	6,128	-
Telephone	756	3,950
Total	$ 37,646	$ 208,763

3) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,		2007		2006		2005
Financial Results						
Revenue	$	48,124	$	80,813	$	16,271
General and administrative expenses	$	(355,825)	$	(534,464)	$	278
Stock based compensation	$	-	$	(718,753)	$	-
Impairment loss	$	-	$	(803,171)	$	-
Gain on write off of accounts payable	$	-	$	253,741	$	-
Loss on discontinued operation	$	-	$	-	$	(12,343)
Other revenue and expense items	$	(96,053)	$	(180,096)	$	(48,123)
Gain on sale of assets of discontinued operations	$	-	$	-	$	133,308
Net and comprehensive Income (Loss)	$	(403,754)	$	(1,901,930)	$	89,391
Basic and diluted earnings (loss) per share from continuing operations	$	0.00	$	(0.02)	$	0.00
Financial Position						
Working capital (deficiency)	$	(236,364)	$	123,613	$	(340,572)
Total assets	$	50,574	$	438,136	$	123,589
Share Capital	$	2,461,213	$	2,423,277	$	707,760
Cumulative translation adjustment	$	(69,856)	$	(69,856)	$	(30,589)
Contributed Surplus	$	808,589	$	808,589	$	89,836
Deficit	$	(3,413,263)	$	(3,009,509)	$	(1,107,579)

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

4) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Dec 31 2007	Sep 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006
Revenue	$ -	$ -	$ -	$10,494	$37,630	$32,781	$35,990	$12,042
General and administrative expenses	(37,646)	(29,987)	(16,768)	(100,307)	(208,763)	(262,573)	(177,770)	(65,813)
Stock option compensation	-	-	-	-	-	(356,659)	(78,927)	(283,167)
Impairment loss	-	-	-	-	-	(803,171)	-	-
Gain on write off of accounts payable	-	-	-	-	-	253,741		
Other revenue and expense items	(3,203)	(11,385)	(13,991)	(22,391)	(48,286)	(30,451)	(144,905)	7,480
Net and comprehensive loss	$(40,849)	$(41,372)	$(30,759)	$(112,204)	$(219,419)	$(1,166,332)	$(365,612)	$ (329,458)
Net and comprehensive loss per share - Basic and diluted	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.01)	$(0.01)	$0.00

Details of significant variance:

Revenues – Revenues from March 2006 to March 2007 are a result of the acquisition of Probilling Inc. There was no revenue for the period June 2007 to December 2007 as a result of the suspended operations of Probilling Inc. in January 2007.

General and administrative expenses – From March 2006 to December 2006 quarters an increase of costs are as a result of the acquisition of Probilling Inc. From March 2007 to December 2007 quarters, the decrease was due to the suspended operations of Probilling in January 2007.

Other expense items – In June 2006 quarter increase is a result of upgrading of the Probilling software. General decrease from December 2006 to December 2007 quarters is a result of the suspended operations of Probilling Inc.

5) Liquidity and Capital Resources

The Company's working capital position at December 31, 2007 was a deficiency of $275,961, (September 30, 2007 - $236,364). The increase in working capital deficiency is attributed to the suspended operations of Probilling Inc. on January 24, 2007.

The Company does not have adequate cash resources to bring its operations to a positive cash flow without a significant increase in revenues or obtaining additional financing.

Other than that disclosed in the financial statements at December 31, 2007, the Company has no other debt, does not have any unused lines of credit or other arrangements in place to borrow funds and has no off-balance sheet financing arrangements. The Company does not use hedging or other financial derivatives.

6) Off-Balance Sheet Arrangements

At the date of this report, the Company had no off-balance sheet arrangements.

7) Related Party Transactions

The Company paid or accrued $14,110 in accounting and administration fees to companies related by virtue of common directors. The accounting and administration fees are related to the ongoing administration of the Corporation. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

8) Capital Stock and Contributed Surplus

a) Issued

There was no change to issued and outstanding capital stock during the period from December 31, 2007 to February 27, 2008.

b) Stock options and warrants

Warrants

There were no warrants outstanding at December 31, 2007 and none have been issued since then.

Options

There was no change to options during the period from December 31, 2007 to February 27, 2008.

9) Investor Relations

Responding to shareholder inquiries comprised the Company's investor relations activities during the three months ended December 31, 2007. The Company does not employ a dedicated "investor relations" individual or firm.

10) Directors and Officers

Clyde Beattie, President, Chief Executive Officer and Director
Gregory Smith, Chief Financial Officer and Director
Ian McAskile, Director
Evan Wasoff, Director
Colin Holowaychuk, Vice President of Business Development and Director
Jay Gibb, Director
Scott Reeves, Corporate Secretary

11) Risks

An investment in the Company's securities is considered speculative. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has accumulated losses amounting to $3,454,112 and a current period loss of $40,849. There is substantial doubt regarding the Company's ability to continue as a going concern as the Company has not generated a level of revenue sufficient to support ongoing operations. The Company has incurred continued losses and significant working capital deficiencies. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Company will achieve any of these conditions. The Corporation has no agreements in place for additional financing at this time except for the financing in conjunction with the proposed amalgamation. (See 12-Outlook) These financial statements do not include adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern for a reasonable period of time.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

12) Outlook

a) On July 16, 2007 the Company entered into a letter of intent for the proposed amalgamation with Racing Around Wholesale, Inc., a North American distributor of licensed sports merchandise based in Nova Scotia. Racing Around Wholesale, Inc. is a privately held company incorporated under the laws of Nova Scotia which is engaged in the sale and distribution of quality licensed sports apparel and accessories with trademarked logos and images focusing on the sports of auto racing, hockey, football, basketball and baseball throughout the North American marketplace.

Pursuant to the terms of the Proposed Amalgamation, the holders of common shares of the Company ("Common") will receive one common share in capital of Amalco ("Amalco Share") for every 9.7 Common share held; the holders of preferred shares of the Company ("Preferred") will receive one Amalco Share for every 1.9 Preferred share held; the holders of common shares of Racing Around Wholesale, Inc. ("Racing Around Share") will receive 240,000 Amalco Shares for every one Racing Around Share; the holders of class A preferred shares of Racing Around ("Racing Around Class A Preferred Share") will receive 130 Amalco Shares for every one Racing Around Class A Preferred Share; and the holders of class B preferred shares of Racing Around ("Racing Around Class B Preferred Share") will receive 70 Amalco Shares for every one Racing Around Class B Preferred Share.

b) In conjunction with the proposed amalgamation, the Company on November 23, 2007 had entered into an agency agreement whereby, subject to financing, a minimum offering of $400,000 to a maximum of $500,000 is to be raised by a private placement of units. Each unit is comprised of one common share ("Common Share") and one-half common share purchase warrant ("Warrant") at a price of $0.40CDN per Unit. Each full Warrant will entitle the holder to purchase one Common Share at an exercise price of $0.50CDN per share. The Warrants will be exercisable 18 months from the date of closing.

13) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

14) Disclosure Controls and Procedures

Management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

15) Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of December 31, 2007. They have not identified any changes to the Company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting during the most recent interim period.

16) Other

Addition information relating to the Company may be found on SEDAR at www.sedar.com.

END